

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2024

Pedro Jorge Guterres Quintans
Co-Chief Executive Officer
Vitru Brazil Ventures, Holdings and Trade, Inc.
5500, Torre Jurere A, 2nd Floor, Saco Grande
Florianopolis, State of Santa Clara
Brazil

> **Re: Vitru Brazil Ventures, Holdings and Trade, Inc.**
> **Schedule 13E-3 filed February 12, 2024**
> **SEC File No. 5-91698**
> **Form F-4 filed February 12, 2024**
> **Filed by Vitru Brazil Ventures, Holdings & Trade Inc.**
> **SEC File No. 333-274353**

Dear Pedro Jorge Guterres Quintans:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms have the same meaning as in the registration statement listed above.

Schedule 13E-3/A and Form F-4/A filed February 12, 2024

Special Factors - Background to the Proposed Transaction, page 1

1. Here or in the following section where the reasons for the Merger are discussed, explain why the Cayman Board believed the proposed price reflected in the Company A proposal "did not reflect the value and potential of Vitru Cayman." Please provide specific support for this belief, including any underlying analysis supporting it.

2. Refer to the new disclosure on pages 3-4 concerning the unsolicited proposal made by Company A. While the factors listed in the last paragraph on page 3 describe why the board of Vitru Cayman considered the Company A proposal to be inferior to the Merger,

they do not explain why the board decided not to pursue further discussions with Company A. Please revise to explain.

3. Provide additional disclosure about the terms of the Company A proposal and about Company A (given that part of Company A's proposal consisted of its shares). Your new disclosure states that the proposal consisted of "*either* cash (limited to a maximum amount) or shares of Company A..." You further state that the proposal valued Vitru Cayman at R$2.835 billion or R$79.20 per share. Clarify whether Company A made an all cash proposal, or whether it made a cash and share proposal, subject to a cap on cash. In addition, explain whether shareholders of Vitru Cayman who were not "qualified institutional buyers" would have received only cash. Here or in the next section discussing the fairness of the Merger, provide additional details about Company A that would be relevant to the value of its shares or the share component of its proposal. If the Merger contemplated a specific total or per share value for Vitru Cayman as the proposal did, please state those figures.

Appraisal Report by Apsis Consultoria e Avaliacoes Ltda., page 7

4. Please revise here or where appropriate to note that the Appraiser did not consider Company A's proposal in compiling the Appraisal Report, and explain why the Vitru Cayman board did not request an update after the proposal was received.

The Current Status of the Position of Vitru Cayman's Board of Directors, page 11

5. Please update the discussion of the Vitru Cayman board's reasons for recommending the Merger and its determination of fairness to unaffiliated shareholders to explain how it considered Company A's proposal. If it did not evaluate those determinations in light of the Company A proposal, please explain why not. Please provide the same updated disclosure as to Vitru Brazil and its analysis of the Merger.

General

6. We note the revised disclosure in multiple places throughout the prospectus about the actions U.S. shareholders must take in order to hold Vitru Brazil Shares after the Merger. Please include a time frame for the relevant actions required. For example, fill in the date for the bracketed information on page xxi and elsewhere so that we may ascertain the time period involved. To the extent that such date may change, it may remain in brackets.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions